82-1225

SUPPL

**International Freegold Mineral Development Inc.**

2303 West 41st Avenue, Vancouver, B.C. V6M 2A3
Telephone: (604) 685-1870 Facsimile (604) 685-8045 Toll Free 1-800-667-1870
E-mail: ir@augoldgroup.com .com

**Toronto Stock Exchange Trade Symbol: ITF**

02 JAN



02002607

**NEWS RELEASE** 01

## Union Bay Drill Results

**International Freegold Mineral Development Inc.'s (ITF)** joint venture partner Quaterra Resources Inc. announced today results from an initial drilling program at the Union Bay PGE project in south-east Alaska. The program consisted of 356 metres of diamond drilling in four holes on two of the six multi-gram PGE targets on the 21 square mile Union Bay ultramafic complex. Table one is a summary of significant mineralization from this drilling.

Angle holes **UB01-1** and **UB01-2** were scissored under North Zone outcrops where previous surface sampling and rock saw trenching had returned values up to 18 grams per tonne (g/t) platinum (Pt) and palladium (Pd). The holes were designed to test down-dip continuity of a north-west trending PGE-bearing horizon defined by previous mapping and sampling. Hole UB01-1, drilled to the west, intersected this horizon at a depth of 19.1 metres, with a 0.5 metre interval assaying **11.2g/t Pt and Pd.** Mineralization is hosted in pyroxenite with disseminated and vein type magnetite. Hole UB01-2 was drilled to the north-east and intersected 0.6 metres of lower grade mineralization beginning at 50.1 metres averaging 0.44g/t Pt and Pd. It is possible that the high-grade horizon intersected in hole UB01-1 was cut out or diluted by post-mineral pyroxenite dikes.

Holes **UB01-3** and **UB01-4** were drilled at Mt. Burnett, about 3.2 kilometres west of the North Zone, where previous surface sampling returned values up to 11.5 g/t Pt and Pd. Both holes intersected anomalous Pt and Pd in multiple horizons up to 8.8 metres thick hosted primarily in hornblende pyroxenite containing disseminated and vein type magnetite. Values ranged up to 1.1 g/t Pt and Pd over a one-foot interval in holes UB01-4.

**Table 1**

| | Hole No. | From | To | Interval (m) | Pt.* | Pd.* | Pt & Pd* | Pt & Pd g/t |
|---|---|---|---|---|---|---|---|---|
| **North Zone** | 1 | 19.1 | 19.6 | 0.5 | 10,590 | 565 | 11,155 | 11.2 |
| North Zone | 2 | 50.1 | 50.7 | 0.6 | 422 | 21 | 443 | 0.44 |
| ***MT. BURNETT*** | 3 | 0.6 | 4.3 | 3.7 | 157 | 122 | 279 | 0.28 |
| | 3 | 14.2 | 16.0 | 1.8 | 105 | 177 | 282 | 0.28 |
| | 3 | 61.4 | 64.1 | 2.7 | 98 | 109 | 207 | 0.21 |
| Mt. Burnett | 4 | 0 | 8.8 | 8.8 | 105 | 186 | 291 | 0.29 |
| | Includes | 1.4 | 3.5 | 2.1 | 213 | 382 | 595 | 0.59 |
| | 4 | 28.4 | 28.7 | 0.3 | 1007 | 155 | 1162 | 1.16 |

* values in parts per billion

Quaterra is encouraged by these initial results that show the presence of high grade Pt and Pd below North Zone mineralized outcrops. These results will allow Quaterra to begin tracing mineralization along the +400 metre mineralized trend with additional drill holes. Mapping and sampling also strongly suggest that all Pt-Pd mineralization discovered to date on the property occurs within a predictive magmatic sequence that can be traced discontinuously over an area 8 kilometers long and 5 kilometers wide. Quaterra President, Tom Patton noted that "the discontinuous nature of stratiform PGE mineralization in occurrences such as the J-M reef in the Stillwater Complex is well documented. The large size of our target combined with widespread high-grade surface samples suggests that continued exploration should be successful in identifying zones with mineable widths and grades".

Quaterra may earn a 50% interest in Union Bay from International Freegold Mineral Development Inc. by spending US$1.0 million in exploration and development and making staged cash payments totalling US$100,000 over the next four years. The qualified person for the project is Tom Patton.

All samples were prepped and analyzed by Bondar Clegg Ltd. for platinum, palladium and gold using ICP analytical methods and a two acid digestion procedure.

On behalf of the Board of Directors

Harry Barr, Chairman & CEO



The Toronto Stock Exchange and Canadian Venture Exchange have neither approved nor disapproved the contents of this news release. CUSIP: 45953B107 12g3-2b Reg# 82-1225 LISTED: MOODY'S

**Freegold is listed both on The Toronto Stock Exchange and The Canadian Venture Exchange, and has received 20F clearance in the United States**